SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549


                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                        Amendment No. 12


                       MYCOGEN CORPORATION
                    (NAME OF SUBJECT COMPANY)


Common Stock, par value $.001 per share (Including the Associated
                             Rights)
                 (TITLE OF CLASS OF SECURITIES)

                           628452 10 4
                         (CUSIP Number)


John Scriven          J. Pedro          Louis W. Pribila
Vice President,       Reinhard          Vice President,
General Counsel and   President         Secretary
Secretary             Rofan Services    and General Counsel
The Dow Chemical      Inc.              Dow AgroSciences LLC
Company               2030 Dow Center   9330 Zionsville Road
2030 Dow Center       Midland, MI       Indianapolis, IN
Midland, MI  48674    48674             46268
(517) 636-1000        (517) 636-1000    (317) 337-3000
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         March 13, 1998
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].


                      CUSIP No. 628452 10 4


1)  Name of Reporting Person     The Dow Chemical Company
and its I.R.S.                   I.R.S. Identification No.
Identification No.               38-1285128

                                 Rofan Services Inc.
                                 I.R.S. Identification No.
                                 38-2853855

                                 Dow AgroSciences LLC
                                 I.R.S. Identification No.
                                 35-1781118



2)  Check the Appropriate Box   (a)     [    ]
if a Member of a Group          (b)     [    ]


3)  SEC Use Only


4)  Source of Funds              WC



5)  Check Box if Disclosure of
Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)   [    ]



6)  Citizenship or Place of      The Dow Chemical Company -
Organization                     Delaware
                                 Rofan Services Inc. - Delaware
                                 Dow AgroSciences LLC - Delaware


Number of    7)  Sole Voting     24,766,157
Shares       Power
Beneficially _________________   _______________________________
Owned by     8)  Shared Voting
Each         Power               0
Reporting    _________________   _______________________________
Person With  9)  Sole            24,766,157
             Dispositive Power   _______________________________
             _________________   0
             10)  Shared
             Dispositive Power


11) Aggregate Amount             24,766,157
Beneficially owned by Each
Reporting Person as of March
17, 1998

12) Check Box if the Aggregate
Amount in Row (11) Excludes      [    ]
Certain Shares

13) Percent of Class
Represented by Amount in         68.8%
Row (11)

14) Type of Reporting Person

    The Dow Chemical Company     CO
    Rofan Services Inc.          CO
    Dow AgroSciences LLC         OO



       This Amendment No. 12 is being filed to note the increase in the reporting persons' ownership from 62.9% to 68.8%. It amends the original Schedule 13D filed by the reporting persons on January 25, 1996, as amended by Amendment No. 1 filed on February 27, 1996, Amendment No. 2 filed on June 7, 1996, Amendment No. 3 filed on December 4, 1996, Amendment No. 4 filed on January 30, 1997, Amendment No. 5 filed on March 13, 1997, Amendment No. 6 filed on April 15, 1997, Amendment No. 7 filed on May 2, 1997, Amendment No. 8 filed on May 22, 1997, Amendment No. 9 filed on July 11, 1997, Amendment No. 10 filed on November 14, 1997, and Amendment No. 11 filed on January 20, 1998 (the "Schedule 13D"). All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the
Schedule 13D.


Item 3. Source and Amount of Funds or Other Consideration.

       Item 3 is hereby amended by adding the following paragraph to the end thereof.

       Dow AgroSciences obtained the funds required to effect the Common Stock purchases reported in Amendment No. 12 to Schedule
13D from working capital and other internal sources.


Item 4. Purpose of Transaction.

       Part (a) of this Item 4 is hereby amended by adding the following information to the end thereof.

       (a) Since the filing of Amendment No. 11 to the Schedule 13D, Dow AgroSciences has purchased from Dr. Jerry L. Caulder 296,035 shares of Common Stock at $19.481 per share for an aggregate purchase price of $5,767,057.84. This purchase was made pursuant to an offer made by Dow AgroSciences on May 1, 1997, a copy of which was previously filed as Exhibit 99.1 to this Schedule 13D in which Dow AgroSciences agreed to purchase from Dr. Caulder any and all shares he offers.

       On March 13, 1998, Dow AgroSciences agreed to purchase directly from Pioneer Overseas Corporation, an Iowa corporation ("Pioneer"), 2,000,000 shares of Common Stock at a purchase price of $20.059 per share, subject to approval by the Executive Committee of The Dow Chemical Company. The Executive Committee approved the transaction on March 16, 1998 and the purchase will be consummated on March 17, 1998.

       The purpose of these acquisitions was to increase Dow
AgroSciences' ownership of Common Stock at prices and on terms that Dow AgroSciences considers favorable.


Item 5. Interest in Securities of the Issuer.

       Parts (a), (b), (d) and (e) of this Item 5 are hereby amended in their entirety by replacing such sections with the indicated texts. Part (c) of Item 5 is hereby amended by adding the noted text to the end thereof.

       (a) Dow AgroSciences owns, and TDCC and Rofan indirectly own, an aggregate of 24,766,157 shares of Common Stock which represent approximately 68.8% of the total outstanding shares of Common Stock.

       (b) Dow AgroSciences has, and TDCC and Rofan indirectly have, the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such 24,766,157 shares of Common Stock.

       (c) Since the filing of Amendment No. 11 to Schedule 13D, Dow AgroSciences has purchased (i) 296,035 shares of Common Stock from Dr. Caulder for an aggregate purchase price of $5,767,057.84 and (ii) 2,000,000 shares of Common Stock from Pioneer for an aggregate purchase price of $40,118,000.

       (d) None of TDCC, Rofan, Dow AgroSciences or their respective affiliates is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock other than, the 24,766,157 shares of Common Stock acquired by Dow
AgroSciences.

       (e)  Not applicable.



                            SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 1998


          THE DOW CHEMICAL COMPANY

          By:     /s/G.MICHAEL LYNCH
          Name:   G. Michael Lynch
          Title:  Vice President and Controller


          ROFAN SERVICES INC.

          By:     /s/ERIC P. BLACKHURST
          Name:   Eric P. Blackhurst
          Title:  Vice President


          DOW AGROSCIENCES LLC

          By:     /s/JOHN L. HAGAMAN
          Name:   John L. Hagaman
          Title:  President